UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

November 5, 2019

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Dundas

Re:	Juniper Industrial Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-234264)

Dear Mr. Dundas:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Juniper Industrial Holdings, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on November 7, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we have distributed approximately 778 copies of the preliminary prospectus dated November 4, 2019 (the “Preliminary Prospectus”) between November 4, 2019 and the date hereof to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, UBS SECURITIES LLC UBS Securities LLC

By:	/s/ Jeff Mortara
Name: Jeff Mortara
Title: Managing Director

By:	/s/ Brad Miller
Name: Brad Miller
Title: Managing Director

[Signature Page to Acceleration Request Letter]